
Mail Stop 3720

<u>**Via: US Mail & Fax: (408) 938-6281**</u>

August 16, 2007

Mr. William Yuan, Chief Executive Officer
MediaG3, Inc.
One Almaden Boulevard, Suite 310
San Jose, CA 95113

> **Re:** **MediaG3, Inc.**
> **Form SB-2/Amendment # 1, Filed August 8, 2007**
> **File No. 333-140640**

Dear Mr. Yuan:

We have reviewed your supplemental response letter dated August 8, 2007 as well as your filing and have the following comments. As noted in our comment letter dated March 15, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form SB-2 (Amendment # 1)
Capitalization, page 12

1. Please disclose under this caption that the sale of 20,000,000 shares of common stock offered by this prospectus is on a self-underwritten best efforts basis, using the efforts of the Company's Chief Executive Officer. Please expand the capitalization table to include additional pro forma columns showing the results of selling less than the maximum amount of shares. For example, show the results of sales of 25%, 50% and 75% of the total shares offered in the prospectus.

Mr. William Yuan, Chief Executive Officer
MediaG3, Inc.
August 16, 2007
Page 2

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1. Please disclose the name of the registered accounting firm as required by Rule 2-02 (a) of Regulation S-X.

2. Please refer to the response to our prior comment no. 5. We note that you have accounted for the acquisition of Little Sheep using the purchase method of accounting. Please tell us why the 2005 year audited financial statements of Little Sheep have not been included in the filing. Please refer to the requirements of Item 310 (c) (2) and (d) of Regulation S-B.   Your response should include the computation required by Item 310 (c) (2) of Regulation S-B.

3. Please refer to your response to our prior comment 10. You indicate that "A senior and staff with a qualified PCAOB registered accounting firm located in China performed the required audit procedures in China". As requested in our prior comment, your response does not address the name of the registered PCAOB firm which was involved in the audit of the Chinese operations. Also, your response does not address how your U.S. auditor assessed the qualifications of the other auditor and the other auditor's knowledge of US GAAP and PCAOB Standards.

4. Please clarify whether the partner and staff of MHM traveled to China to supervise the required audit procedures in China for the 2006 audit. Describe in detail the audit procedures for 2005 and 2006 not requiring actual presence in China that were performed in the United States. We may have additional comments after we review your response.

Mr. William Yuan, Chief Executive Officer
MediaG3, Inc.
August 16, 2007
Page 3

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our comments and
provides any requested supplemental information. Please file your response letter on EDGAR.
You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Terry French,
Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the
financial statements and related matters. Please contact me at (202) 551-3810 with any other
questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director